Petrol Oil and Gas, Inc. Announces Additions to Operating Team

Thursday May 10, 8:30 am ET

OVERLAND PARK, Kan., May 10 /PRNewswire-FirstCall/ -- Petrol Oil and Gas, Inc. (OTC Bulletin Board: POIG - News), an independent oil and gas company with operations in Kansas and Missouri, today announced that Kenton L. Hupp and Stephen P. Clark have been engaged as consultants to assist the Company's operating management team.

Kenton L. Hupp

Mr. Hupp is a licensed petroleum engineer with more than 31 years of experience in the oil and gas industry, including 4 1/2 years with a major oil company, 7 years with a large independent oil and gas company, and 19 years as a consulting engineer. He holds a B.S. Degree in Petroleum Engineering from the University of Missouri (Rolla), is a Registered Professional Engineer in Kansas and Missouri, and is a member of the Society of Petroleum Engineers.

"We are very pleased to have the opportunity to engage Kent to work with our operating management team," stated Loren Moll, Chief Executive Officer of Petrol Oil and Gas, Inc. "His extensive engineering, management and operational experience in the oil and gas industry is highly compatible with Petrol's strategic objectives in the development of its coalbed methane properties, which encompass approximately 165,000 acres in southeastern Kansas. Kent will assist in spearheading the development of our Coal Creek Project and pursuing continued successful growth in gas production from our Petrol-Neodesha Project and the potential for increased production from our oil properties."

Since January 1986, Mr. Hupp has been President of KLH Consulting in Wichita, Kansas, where he has been involved in coalbed methane projects, operations, waterflood feasibility studies, oil and gas property sales, property value determinations, gas sales contracts, spill prevention control, gas storage fields, and other activities.

From January 1979 until December 1985, Mr. Hupp served in various engineering, production, and management capacities with TXO Production Corporation in Wichita, Kansas. During his years with TXO, Mr. Hupp was involved in well reserve estimates, the design and implementation of drilling locations, supervision of District Engineering staff and support personnel, property acquisitions, reservoir engineering, marketing, planning and budgeting, and other activities.

From July 1974 until December 1978, Mr. Hupp held a number of engineering positions with Amoco Production Company involving waterflood workovers, reservoir studies, unitizations, drilling location analyses, coordination of drilling programs, and supervision of engineering staff, primarily in Texas and New Mexico.

Stephen P. Clark

The Company also announced the engagement of Stephen P. Clark, CPA, as its financial expert to oversee and coordinate the Company's finances and accounting functions.

"Steve's accounting experience in a variety of industries, including oil and gas, should prove highly valuable to Petrol's operating management team as the Company seeks to optimize its financial controls and pursues the most cost-effective deployment of capital among its various projects," observed Mr. Moll.

Mr. Clark is an accomplished executive with extensive and multi-faceted financial and operational experience. From 1999 until 2007, he served as Executive Vice President and Chief Financial Officer at Reece & Nichols Realtors, a subsidiary of Home Services of America, Inc. (annual sales volume of approximately $5 billion). At Reece & Nichols, he directed significant aspects of operations including accounting, financial reporting, human resources, risk management and facilities development/oversight.

During the period 1998-1999, Mr. Clark was Vice Chairman and Chief Financial Officer of GCB Capital Corporation, a boutique investment banking firm. He conducted merger and acquisition modeling and was responsible for all accounting functions, including the conversion of related accounting systems to new software platforms.

As a Financial and Operational Consultant involving manufacturing turnarounds and restructurings during the years 1995 through 1997, Mr. Clark was in charge of crisis management activities for a number of manufacturing companies in the midwestern U.S. He successfully managed cash flow functions, conducted operational analyses, negotiated financial restructurings, and comprehensively reorganized accounting and finance functions.

During the years 1992-1995, he served as Executive Vice President and Chief Financial Officer of JES Investments, a developer of residential projects (including apartments) in a five-state area. His responsibilities included key banking relationships, participation in the design and implementation of a substantial legal and accounting reorganization, and the conversion and consolidation of accounting and management reporting systems.

From 1971 through 1991, Mr. Clark was a Partner with KPMG Peat Marwick, a public accounting/auditing firm with global activities. He was responsible for the leadership, administration and training of teams of individuals involved in the provision of audit and financial services to clients with both domestic and international operations. Serving as a business advisor to Senior Management and Boards of Directors, he assisted client companies in strategic planning in order to maximize their return on investments; and coordinated with financial institutions, investment bankers and attorneys in the structuring of reorganizations, mergers, divestitures and public offerings.

Mr. Clark, a Certified Public Accountant (CPA), earned his B.S. Degree in Administration/Accounting from Kansas State University. He is a member of the American Institute of Certified Public Accountants and the Missouri Society of Certified Public Accountants.

About Petrol Oil and Gas, Inc.

Petrol Oil and Gas, Inc. is an oil and gas exploration and development company currently involved in the development of natural gas from leases encompassing approximately 165,000 gross acres in Kansas and Missouri. The Company is headquartered in Overland Park, Kansas, and its common stock is traded on the OTC Bulletin Board under the symbol "POIG".

Forward-Looking Statement

Forward-looking statements in this announcement are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the costs of exploring and developing new oil and natural gas reserves, the price for which such reserves can be sold, environmental concerns affecting the drilling of oil and natural gas wells, as well as general market conditions, competition and pricing. Please refer to the Company's Forms 10-K, 10-Q and 8-K as filed with the Securities and Exchange Commission for additional information.

For Additional Information, Please Contact:

RJ Falkner & Company, Inc., Investor Relations Counsel at (830) 693-4400 or

via email at info@rjfalkner.com